                                                                     EXHIBIT 2.1

                                                                     TRANSLATION
                                                                     -----------



A. Prot. 1996/254                                 Authentic Copy
-----------------                                 --------------



                                 NOTARIAL DEED



                    SHARE PURCHASE AND ASSIGNMENT AGREEMENT



Authenticated in Basel/Switzerland on October 10, 1996



Before me, the undersigned Notar



                                 STEPHAN CUENI



with a principal place of business in Basel/Switzerland appeared before me:



1.   Mr. Thomas Curtis Jones, born on June 17, 1939, businessman, U.S. Citizen,
     -----------------------
     with a business address of Frankfurterstrasse 92, D-65760 Eschborn, resident at Wiesenau 18, D-61476 Kronberg, who identified himself with a U.S. Passport (Mr. Jones is not appearing for his own account but as an authorized signatory under a power-of-attorney which waives the German statutory restriction of self-dealing ((S) 181 BGB)) for



     WKD Pinkerton Security Services GmbH & Co. KG, a Kommanditgesellschaft
     ---------------------------------------------
     (limited partnership) with its principal place of business of Frankfurterstrasse 92, D-65760 Eschborn, registered with the commercial register of the Amtsgericht (local court) in Frankfurt pursuant to the excerpt from the commercial register presented in the original and attached to this notarial document in copy with is authenticated as part of this document, through its general partner, Pinkerton Security Services GmbH, Berlin, as to which an excerpt from the commercial register of the Amtsgericht Charlottenburg (Berlin) under HRB 36809, was delivered and a copy of which is authenticated as part of this document together with an application to the commercial register, Berlin dated September 27, 1996 which is also attached hereto,



2.   Herr Dr. Frank Henry Walter-von Gierke, born on August 3, 1960, attorney,
     --------------------------------------
     with a principal place of business at Friedrichstrasse 78, D-10117 Berlin and resident at Wielandstrasse 14, D-10629 Berlin, who identified himself by a personal identification card,


     not acting for himself but rather through the original power-of-attorney, dated as of

     October 10, 1996, is attached to this notarial deed, and through a certified copy of articles testamentary from the Amtsgericht (local court) of Charlottenburg dated April 20, 1988, which were delivered and a copy of which are attached hereto, acting for



     Herr Dr. Alard von Rohr, born on October 19, 1945, opera director, German
     -----------------------
     citizen, resident at Tannenbergallee 30, D-14055 Berlin, acting



     a)  for himself and



     b)  as executor for the estate of the businessman Alard von Rohr, last
                                                       --------------
          resident at Wandalenallee 10 in Berlin (zip code 19) and who died in Ireland on December 24, 1987,



3.   Herr Dr. Rainer Konig, born on April 13, 1953, attorney, German citizen,
     ---------------------
     with a principal place of business at Griegstrasse 25, D-70145 Stuttgart and residing at Weilimdorferstrasse 150, D-70469 Stuttgart, who identified himself with a personal identification card,



     not acting for himself but, disclaiming all personal liability, and subject to receipt of a notarized ratification conferring authority to him, for



     Stiftung fur Kriminalpravention - Klaus Stullenberg - gemeinnutzige GmbH, a
     ------------------------------------------------------------------------
     Gesellschaft mit beschrankter Haftung (limited liability company) with its principal place of business at Stettiner Strasse 45/1, D-88709 Meersburg, registered with the commercial register of the Amtsgericht (local court) of Uberlingen under HRB 1112.



The person appearing as 1. above speaks English as his mother tongue. I, the Notar, have satisfied myself that he has sufficient command of the German language to understand the proceedings below. After I expressly advised him of the possibility of obtaining a translator or a preparing a certified translation of this notarial deeds, he declined to request either one.



The person appearing as 2. declared as follows:



Pursuant to the testament dated December 9, 1987 before the Notar Helmut Kilger, Hechingen (UR-Nr. 27171987), which is attached to this notarial deed as EXHIBIT 1, the sole heir of Alard von Rohr is his daughter Alexandra von Rohr. The person I am representing is appointed as executor by the above mentioned document. The administration of the estate ends on December 24, 1997. Insofar as Alexandra von Rohr is obligated after this time, she is also validly represented by the executor. Included in the estate of the deceased Alard von Rohr are the capital shares of Frau Alexandra von Rohr set forth under Section 1.1 below.



Then, the persons appearing, acting in the capacity set forth above, requested the authentication of the following



                    SHARE PURCHASE AND ASSIGNMENT AGREEMENT



among



     WKD Pinkerton Security Services GmbH & Co. KG, having its registered office in Eschborn



          - hereinafter referred to collectively as the "Purchaser" -

and



     Ms. Alexandra von Rohr, resident at GuntzelstraBe 44, 10717 Berlin;



     Dr. Alard von Rohr, resident at Tannenbergallee 30, 14055 Berlin;



     Stiftung fur Kriminalpravention - Klaus Stullenberg - gemeinnutzige GmbH, having its registered office in Meersburg and its principal business office in Stettener StraBe 45/1, 88709 Meersburg, registered in the Commercial Register of Uberlingen under HRB 1112;



               - hereinafter referred to collectively as the



                                  "Sellers" -

                                P R E A M B L E



A. The Sellers own a total of DM 700,000 registered capital of WKD Security GmbH, having its registered office in Bisingen and its principal business office in Bisinger Berg, 72336 Bisingen, registered in the Commercial Register of Hechingen under HRB 300 (the "Company"). These shares constitute the entire stated capital of the Company. All capital shares are fully paid-in.



B. The Company is in the business of providing guardian and security services and transporting cash and valuable goods.



C. The Sellers desire to sell and transfer all of the capital of the Company to Purchaser on the terms set forth herein.



NOW THEREFORE, the parties enter into the following agreement:



1    SUBJECT MATTER OF PURCHASE AND TRANSFER



1.1 Subject to the condition subsequent set forth in Section 11.1, the Sellers hereby sell, and, subject to the condition precedent in Section 11.2 of this Agreement, transfer to the Purchaser their shares in the Company as set forth below (collectively, the "Shares") with economic effect as of January 1, 1997, 00:01:

     Shareholder                    Share Capital in the Company
     -----------                    ----------------------------

     Ms. Alexandra von Rohr         DM   11,300

                                    DM   10,900

                                    DM   33,400

                                    DM  341,900

                                    DM   25,000


     Dr. Alard von Rohr             DM   24,900


     Stiftung fur Kriminalpraven-   DM  183,800
     tion - Klaus Stullenberg -     DM   49,800
     gemeinnutzige GmbH             DM   19,000
     ("Stiftung")

     TOTAL                          DM  700,000



1.2 The Purchaser shall be entitled to 1/4 of the earnings reflected in the Company's financial statements for the fiscal year ended December 31, 1996.



1.3  The Purchaser hereby accepts the sale and transfer.



2    CLOSING DATE AND DATE OF ECONOMIC EFFECT



     The transfer of shares shall take place as of January 1, 1997 ("Closing Date"). The economic effect of the transfer (benefits and burdens of ownership) shall take effect as of the Closing Date.

3    PURCHASE PRICE



3.1 The purchase price for the Shares shall be DM 35,000,000 (the "Purchase Price") to be allocated among the Sellers in proportion to their capital shares in the Company pursuant to Section 1.1 above.



3.2 The Purchase Price shall be allocated among the Sellers in proportion to their capital shares in the Company as set forth in Section 1.1 above:


     Ms. Alexandra von Rohr   DM 21,125,000

     Dr. Alard von Rohr       DM  1,245,000

     Stiftung                 DM 12,630,000



3.3 The payment of the Purchase Price pursuant to Section 3.2 shall be made to the Sellers at the date of the signing of this Agreement by hand delivery to each Seller of a bank certified check or bank check of Citibank AG or a large German bank by the Notar authenticating this document or one of his partners on January 2, 1997, provided that the Notar has received these checks in time to deliver them. The check to Alexandra von Rohr is to be to the order of Dr. Alard von Rohr as executor and shall be delivered to him. The amount of the individual checks shall be the amount set forth in
     Section 3.2 and 10.3 of this Agreement.

3.4

   3.4.1 The Purchaser is obligated to cause the Company to deliver to the Sellers by March 31, 1997, internally prepared financial statements of the Company for its fiscal year ending December 31, 1996 representing fairly the financial condition, assets, liabilities (including contingent or limited liabilities in an appropriate amount), equity and results of operations of the Company; such financial statements shall be correct and complete, and shall be prepared in accordance with generally accepted accounting principles as applicable in Germany and applied on a consistent basis with prior fiscal years and in compliance with the relevant statutory provisions and consistent with prior periods. In particular, all elections as to accounting methods shall be exercised consistently with prior periods. The financial statements shall be prepared on the basis that all earnings will be distributed.



   3.4.2 The Sellers may object to the financial statements within 21 days from the date of receipt of the financial statements. If no objections are forthcoming or if they are made after expiration of the aforesaid period, the financial statements shall be deemed to be accepted by the parties. If the Sellers timely object, after the failure of good faith efforts of the parties to come to an amicable solution for a maximum of 14 days, the Company's auditors shall be called to decide on the controversial items in the course of auditing the statements. The scope of this audit can be limited to the respective objections at the Parties' discretion.

          The Sellers shall give notice to the Purchaser within 21 days of the receipt of the audit results specifying the specific detailed points as to which they disagree with the audit by the Company's auditors.



   3.4.3 If the parties cannot agree those points in the following 14 days, a CPA appointed by the chairman of the Stuttgart Chamber of Commerce shall be charged with the responsibility of deciding the remaining points on which the parties could not agree. The conclusions of this CPA shall be final and binding on all parties. The costs of the CPA shall be borne by the Sellers and Purchaser in proportion to the amount as to which the parties were successful with the respective claims.



   3.4.4 If the operating profit determined in accordance with the above procedure (= profit before advance distribution minus profit-related bonuses, but before any tax based on earnings) for the year ending December 31, 1996 is less than DM 5.8 Million, then the Purchase Price shall be reduced by 1/4 of the difference between DM 5.8 Million and the actual earnings. The Sellers shall repay the purchase price pro rata in proportion to their respective share of the Purchase Price, with interest at 6% from the Closing Date.

3.5 Before the Closing Date, the Sellers shall have adopted a shareholders resolution which provides that



     (a) 3/4 of the profit from the fiscal year 1996 shall be distributed to the Sellers and



     (b) an advance distribution of the amount of fiscal 1996 earnings of the Company to which the Sellers are entitled pursuant to Section 1.2, but in no event more than DM 2.4 Million shall be distributed to the Sellers before the Closing Date.



          If the share of fiscal 1996 earnings finally determined pursuant to
          Section 3.4 to be due to the Sellers is higher than the amount of the advance distribution, the Purchaser shall cause the Company to distribute the remaining difference to the Sellers as former shareholders of the Company within 30 days of the final determination of the earnings pursuant to Section 3.4. If the share of fiscal 1996 earnings finally determined pursuant to Section 3.4 to be due to the Sellers is lower than the amount of the advance distribution paid to the Sellers, the Sellers shall, pro rata, repay the difference to the Purchaser, together with 6% interest from the Closing Date within 30 days of the final determination of the earnings as of December 31, 1996 pursuant to Section 3.4.

4    REPRESENTATIONS AND WARRANTIES



     The Sellers hereby make the following representations and warranties as of the date hereof and guaranty that there will be no adverse changes between the date hereof and the Closing Date:



4.1  Legal Status



   4.1.1  Existence of the Company

          The Company is a duly organized and validly existing GmbH with the power to conduct its business, including branch, as it is presently conducted. The statements in the recitals to this contract as to the legal situation are accurate. The stated capital of the Company has been fully paid in. The Company has made no distributions which have resulted in a diminution of such stated capital (as defined by (S)30
          (1) GmbHG).



   4.1.2  Constitutive Documents of the Company

          The articles of association (Gesellschaftsvertrag) of the Company in its version last submitted to the Commercial Register as of December 3, 1993 remain unchanged. There are no other arrangements in existence between the shareholders and/or between them and the Company, except as delivered in the course of due diligence, which delivery must be proved by Sellers.

   4.1.3  Related Enterprises

          The Company has no legal relationship with affiliated persons, in particular no participation or sub-participation in another company, an enterprise agreement within the meaning of (S)(S)291, 292 Stock Corporation Act (Aktiengesetz), nor any cooperation or any joint venture agreements, and the Company has not issued any letter of comfort (Patronatserklarung) in favor of any third party. The Purchaser acknowledges that the Company is a member of trade associations (Berufsverbande).



   4.1.4  No Third Parties Consents or Encumbrances

          Except for the shares held by Ms. Alexandra von Rohr being subject to the administration, none of the shares in the Company are subject to any limitations on their disposition or to any rights of third parties. The statements of the person appearing as (2) in the preamble are accurate. In particular:



          4.1.4.1 the Shares and/or rights arising therefrom are neither pledged nor encumbered as security or otherwise to third parties and no option or other third party acquisition rights exist;



          4.1.4.2 each of the Sellers hereby expressly waive their mutual right of first refusal for the benefit of the Purchaser pursuant to the Articles of Association;

          4.1.4.3 the Shares are not the subject of a trust relationship with third parties;



          4.1.4.4 the Shares or rights arising therefrom are not the subject of third party usufructs (NieBbrauchrechte), subparticipations, silent partnerships or similar relationships;



          4.1.4.5 no bankruptcy or judicial composition proceedings concerning the assets of Sellers or the Company have been applied for and no circumstances exist (including the insolvency or inability to pay its debts as they become due of any Sellers) pursuant to the Bankruptcy or Reorganization Code or the Fraudulent Conveyance Law (Anfechtungsgesetz) which could justify the avoidance of the contemplated transfer.



     4.1.5  (S)(S) 419 and 1365 of the German Civil Code  (BGB)

     The transfer of the interests in the Company does not constitute an asset transfer within the meaning of (S) 419 BGB for any of the Sellers or, alternatively, there exist no debts, as to which the Purchaser could be held liable under (S)419 BGB. The Sellers Alexandra von Rohr and Dr. Alard von Rohr are not married; alternatively, they will deliver the consent of their spouses pursuant to (S) 1365 BGB.

4.2  Agreements

     4.2.1  Customer Contracts

            The Company has not entered into any contracts or other arrangements with customers, which over the long term (1 year average) do not have a positive contribution to gross margin.



     4.2.2  Purchasing

            The Company normally satisfies its requirements for purchasing and consulting through individual orders. The only exceptions thereto are (1) supply agreements with automobile manufacturers whereby the failure to purchase the automobiles which are required to be purchased under the supply contracts would not have a negative impact on the Company and (2) a consulting agreement with the law firm Fuchs, Haberer & Partner in Villingen-Schwenningen.



     4.2.3  Finance Leasing

            EXHIBIT 4.2.3 (LEASING CONTRACTS) sets forth all finance leasing contracts as to which the initial purchase price of the respective leased property is more than DM 100,000.

     4.2.4  Other Leases


            The Company has not entered into any other leases except as such as to which the Sellers have been delivered in connection with the due diligence review.



     4.2.5  Retirement Plans

            The Company has made no commitments to employees in connection with retirement benefits except for direct life insurance contracts which have been paid for deduction from the employee's respective wages. The Company has no social benefits for employees/1/. The only payments made to employees (other than the general manager) which depend on sales or profits are sales bonuses to sales employees who close new customer contracts. The highest payment made to such sales employees is 3% of the first year sales under such contracts.


     4.2.6  Employment Agreements

             Different standard employment agreements for different types of employees were delivered in connection with the due diligence review. There are no employment agreements with a remaining term of more than 2.5 years after the Closing Date. In addition to the standard contracts, there are individual


/1/ e. g., child care, etc.

             contracts with white-collar employees. These contracts contain only valid provisions which are usual in the line of business in which the Company is engaged. All contracts with general agents (Prokuristen), including the raise which they received by shareholder resolution, have been disclosed to the Purchaser in the course of due diligence. The number of employees as of August 31, 1996 - including employees with the right to return to the Company after completion of military service, maternity leave, etc. - was
             725. As of the date of signing, the Sellers are not aware of any employees who intend to terminate their employment as a result of an acquisition.



     4.2.7   License Agreements

             The Company has not entered into any license agreements or other agreements in connection with industrial property rights.



     4.2.8   Loans Agreements, Guaranty Agreements

             The Company has a credit line with the Sparkasse Zollernalb which is secured by a mortgage on its principal place of business. The Company does not utilize the credit line on a continuous basis. The Company gives its blue-collar and white-collar workers loans up to a maximum amount of DM 5,000 which are secured by a pledge of their respective salaries or wages. The total amount of such loans is not more than DM 50,000. The Company has not given any guarantees or comfort letters.



     4.2.9   Sales and Commission Agents

             The Company has no sales agents or commission agents.



     4.2.10  Insurance

             The insurance policies of the Company were delivered in connection with the due-diligence review. They are all in force.



     4.2.11  Non-Compete Agreements

             The Company has not entered into any non-compete agreements.



     4.2.12  Agreements with Affiliated Persons

             There is a shareholder's resolution calling for Dr. von Rohr to receive director's compensation of DM 18,000 per year and a per diem for meetings of DM 2,000. In addition, the cost of attendance which is properly documented are reimbursed by the Company. There is a managing director contract which contains a bonus agreement which was delivered in connection with the due diligence. In addition, Frau Alexandra von Rohr is entitled to the incoming payments from Mr. Bernd Schulze in the amount of approximately DM 50,000.

             Except for the above, neither the Company nor the Sellers nor the affiliates of the Sellers within the meaning of (S) 15 of the AO (tax procedure law) have any claims or rights against each other except for those set forth in this Contract.



     4.2.13  Subsidiaries

             The Company has no investments in other companies and no cooperation or joint-venture agreements.



     4.2.14  Other Agreements

             Except for the contracts expressly set forth in Sections 4.2.1-13 and except for contracts which the Sellers can prove have been delivered to the Purchaser in the course of due diligence, there are no contractual relationships outside the ordinary course of business. The Purchaser confirms that it has received the binder with the disclosure schedule from the Seller which contains receipts for the contracts and other agreements delivered in connection with the due diligence.



4.3  Performance of Agreements

     The Company has performed or taken all action reasonably necessary to perform all due liabilities. None of the contractual parties of the Company has the right to terminate or modify its obligations thereunder solely as a result of the transactions contemplated in this Agreement. The Company has complied with each provision of such agreements. To the Sellers' knowledge, no event has occurred which does now or will in the future constitute a breach of any such agreements other than customer complaints in the ordinary course of business.



4.4  Intellectual Property Rights

     4.4.1 The Company does not own or use any service marks or trademarks in its business. No party is infringing any such service mark or trademark.



     4.4.2 The Company has no licenses to any copyrights, other than licenses to standardized computer software.



4.5  Insurance

     The insurance policies of the Company have been subject to a specific insurance review by the Purchaser prior to the signing of this Purchase Agreement. To the Sellers' knowledge, and, as reflected in the Purchaser's insurance review, the insurance policies, taken as a whole, provide sufficient insurance coverage in light of the properties and business of the Company in accordance with industry practice for companies similarly situated. There is no insurance policy covering business interruption.

4.6  Permits and Licenses

     The Company has shown all public law approvals for the business performed by the Company, as well as concessions, building and operating approvals, as well as all other approvals, permits and licenses which are necessary or material to the present business of the Company. All of these approvals, concessions, permits and licenses have been correctly applied for and there are no administrative orders according to which they are not valid and enforceable. The Sellers have no knowledge of any circumstances which justify a revocation or a limitation of these approvals, concessions, permits and licenses or a change as a consequence of the transactions contemplated by this Agreement.



4.7  Litigation and Compliance

     The Company is a party to litigation with employees or former employees, which, all cases taken together, do not have an aggregate amount at issue in excess of DM 50,000. The Company has collection lawsuits against customers with an aggregate amount at issue of not more than DM 25,000. Except for the foregoing and except for (i) traffic violations and (ii) in the procedures for determination of tax owed by the Company by tax authorities, there is no litigation or administrative procedure (including any proceeding before an arbitral body or court) against the Company and none is pending and, to the Seller's knowledge, none is threatened. There is no judgement or administrative order which would prohibit the Company from or limit it in taking any actions. With regard to their business activities, the Company has complied with all relevant laws, including the laws of places in which the Company or its representatives render the services with respect to bribery, aiding and abetting tax evasion and other prohibited business practices. The Company has not been notified that they violate any law, except where such violation has been cured, and no penalty remains unpaid or remedial action has omitted to be undertaken, except that there is a preceding against the Managing Director which may result in a fine for a working-hours violation.



4.8  Real Estate

     The Company's real estate has been disclosed in the course of due diligence.



4.9  Environmental Compliance, Cleanup, Permits and Licenses

     The Company is, to the best knowledge of Sellers, in respect of the business of the Company including its branch offices, in full compliance with any law or rules and regulations promulgated thereunder relating to their respective properties, facilities and businesses. The Company has not received any notice of noncompliance with any laws or regulations promulgated thereunder, and, to the Sellers' knowledge, has not caused or permitted the businesses or the real estate under its control to be used to generate, manufacture, refine, transfer, produce or process hazardous substances, or other toxic substances or solid waste, except in compliance with all applicable laws and regulations. The Company has not received notice, nor do the Sellers have any knowledge, after using due care (including due inquiry and investigations), of any facts which could give rise to any notice that the Company is potentially responsible for an environmental cleanup of any site under any application law or regulations or at the request of any water authority or environmental agency.



4.10 Ownership of Assets

     To the extent they were not sold or became unusable in the ordinary course of business since December 31, 1995 or became unusable during the fiscal year, the assets of the Company shown in the Financial Statements for the fiscal year ended December 31, 1995 continue to be an unrestricted property of the Company. There are no third party rights including security interests to the assets of the Company other than retention of title to the inventory of the Company made in the ordinary course of business and the mortgage as set forth in Section 4.2.8 of this Agreement.



4.11 Financial Statements

     The Financial Statements of the Company, for the fiscal year 1994 (including the audit report of April 5, 1995) and 1995 (including the audit report of April 4, 1996) have been forwarded to the Purchaser. These represent fairly the financial conditions, assets, liabilities (also to the extent there are contingent or limited), equity and results of operations of the Company; they are correct and complete, and have been prepared in accordance with generally accepted accounting principles as applicable in Germany and applied on a consistent basis and in compliance with the relevant statutory provisions.

     The internally prepared monthly report of the management of the Company to the advisory board (Beirat) through August 31, 1996, which has been delivered to the Purchaser, represents fairly the sales, breakdown of sales, personnel costs, and monthly operating earnings for the period from January 1, 1996 through August 31, 1996. Adjustments of certain provisions and calculation of certain deferred items, which the Company normally reviews only in connection with annual statements, will not be completely reflected in these monthly statements. The Sellers are required to deliver monthly reports for September through November 1996 to the Purchaser on or before the 20th of the following month.



     In particular:

     4.11.1    Absence of Undisclosed Liabilities

               Since December 31, 1995, the Company has incurred no liabilities, including liabilities which are contingent in amount or existence, except in the ordinary course of business. The reserves ("Ruckstellungen") on the December 31, 1995 balance sheet in the amount of DM 2,382,900 will be adequate, together with insurance maintained at existing levels, to cover all liability expense which the Company will incur in connection with the conduct of the Company's business prior to January 1, 1996 and which have not been reflected in the balance sheet as of December 31, 1995 as liabilities.



4.12 Tax Returns; Tax Accounting

     The Company's income tax returns have been audited by the tax authorities (Finanzamter) through fiscal years ending December 31, 1992. The Company has filed or has caused to be filed with the appropriate authorities all required tax returns. As of the date hereof, they are not in default in paying any taxes or levies or social security contributions, including interest and penalties thereon, claimed to be due by any authority. The balance sheet of the Company as of December 31, 1995 made adequate provisions or reserves for all taxes and social security contributions, including interest and penalties thereon, (insofar as the same may be reflected on the balance sheet in accordance with German generally accepted accounting principles) payable by the Company and attributable to periods prior to or ending on December 31, 1995.

     The balance sheet and income statement for German income tax purposes of the Company for December 31, 1992, 1993, 1994 and 1995 and the fiscal years ending on that date, respectively, which are the same for tax and financial reporting purposes have been forwarded to the Purchaser. The breakdown of shareholders equity for tax purposes (Eigenkapitalgliederung) as of December 31, 1995 have been forwarded to the Purchaser. There is no basis for assessment of any deficiency in income or non-income taxes of the Company for tax periods prior to December 31, 1995 except in the amount of the tax provisions on the December 31, 1995 balance sheet of the Company. In the financial statements for the Company for the fiscal year ended December 31, 1995, there are no reserves for ad valorem tax or the trade tax on capital.



4.13 Condition of Assets

     The property used by the Company, whether owned or leased, is in good and usable condition taking into account regular maintenance and usual wear and tear and have been regularly maintained and is suitable for the business of the Company. The real estate of the Company in Bisingen, Pforzheim and Walddorfhaslach have been visited in the course of due diligence.



4.14 Certain Changes

     Except for the changes, which are either:

     -  listed in  EXHIBIT 4.14 -- CERTAIN CHANGES, or

     -  disclosed to the Purchaser in the course of due diligence, or

     -  approved in writing by the Purchaser after the date hereof,

     the following applies for the period commencing October 1, 1995:



     4.14.1 the operations of the Company have been conducted in the ordinary course of business of the Company consistent with past practice only,



     4.14.2 no material agreements of the Company have been entered into amended or terminated outside the ordinary course of business,



     4.14.3 compensation payable to directors and management employees has been increased and disclosed to the Purchaser in the course of due diligence;



     4.14.4 existing pension benefits and profit sharing for employees of the Company have not been increased or introduced;



     4.14.5 other bonuses over DM 1,000 have not been paid in 1996 with exception of the bonus paid to Frau Stubbe and disclosed during due diligence;



     4.14.6  the Company has not incurred any liabilities in excess of DM
             100.000 in the individual case or disposed or written down assets except in the ordinary course of business,

     4.14.7 there has not been any material adverse change in the financial situation, the liabilities or the results of operations of the Company, whereby changes due to distributions shall be disregarded;



     4.14.8 to the Sellers' best knowledge, no damage or losses have occurred, which may have a material adverse effect on the Company or on its profitability,



     4.14.9 no circumstances exist, which would have a material adverse effect on the Company or its profitability,



     4.14.10 no payments to the Sellers or to their relatives within the meaning of (S) 15 AO (tax procedure law) have been made, except for distributions of profits as resolved by the shareholders and shown in the respective annual financial statements or on account of contracts set forth in this Agreement, or on account of the advance distribution set forth in Section 3.5 b) of this agreement,



     4.14.11 there has not been any material adverse change in the accounting/tax accounting policies and the related bookkeeping practices and other matters affecting taxation, and there have not been transactions, facts, actions or omissions which cause any tax related liabilities for the company and which, contrary to generally accepted accounting principles applicable in Germany, will not be adequately reflected as liabilities or reserved in the Company's December 31, 1996 balance sheet, as finally binding on the parties in accordance with
             Section 3.4.



          The Sellers shall not be liable for changes in the business if and to the extent that the Purchaser has approved such changes in writing after the date hereof.



5    LIABILITY OF THE SELLERS



5.1 The Sellers shall be liable to the Purchaser pro rata, in proportion to the capital share which each sells pursuant to Section 1.1, for the representations and warranties and all other obligations arising under this Agreement. Notwithstanding the foregoing, each Seller shall only be liable for the representation/warranty under Section 4.1.5 for the claims of its own respective creditors. Sellers shall be jointly and severally liable for the repayment of the purchase price pursuant to Section 3.4.4.



5.2 For purposes of this section, the knowledge of the Purchaser shall be deemed to be only the actual knowledge of Mr. C. Michael Carter and the knowledge Mr. C. Michael Carter would have but for his gross negligence, as well as the knowledge of the factual statements in the due diligence report of the Purchaser dated June 11, 1996

     (with changes in the addendum dated September 20, 1996) and the documents which can be proved by the Disclosure Schedule to have been disclosed to the Purchaser.



5.3 To the extent that any obligations, representations or warranties of the Sellers are limited by the knowledge of the Sellers, the Sellers will be imputed with the actual knowledge of Herr Stullenberg and Frau Stubbe and the knowledge Herr Stullenberg and Frau Stubbe would have had but for gross negligence.



5.4  Except as set forth in Section 5.2, (S)(S) 460 and 464 German Civil Code
     (BGB) are not applicable to this Agreement. (S)377 German Commercial Code
     (HGB) shall not be applicable to this  Agreement.



6    INDEMNIFICATION



6.1 Should it appear that any of the representations and warranties for which the Sellers are responsible pursuant to this Agreement are not correct or have not been complied with by the Sellers, the Sellers shall put the Purchaser in such position in which the Purchaser would be if the representations and warranties had been correct or the obligation had been complied with after taking into account any advantages to the Purchaser from the circumstances giving rise to the breach. If the circumstances resulting in a violation of a representation or warranty result in an ongoing decrease in the Company's earnings before taxes after taking into account any advantages to the Purchaser from the circumstances giving rise to the breach, the amount necessary to put the Company in the position as if the representation or warranty had been correct shall be deemed to be six times the annual effect of such item on the Company's earnings before taxes. Ongoing decreases which trigger this multiplier shall be loss of customer orders, increase of rent, increase of employment compensation, increase of property, real property, and trade capital tax and all other matters which result in a deterioration of the Company's pre-tax profit situation which lasts (or is projected to last) for at least six years.



6.2 If there is a breach of a representation/warranty contained in Section 4.12 or 4.14.11 of this Agreement, the taxes, levies of all kinds and social security contributions (including interest and penalties) arising from tax audits by authorities for periods up to the Closing Date which have not been provided for, or for which the provisions for taxes as a whole in the financial statements as at December 31, 1996 are inadequate, will be borne by the Sellers. In the case of taxes arising from hidden distributions or from nondeductible expenses, knowledge of the Purchaser shall not be a bar to recovery notwithstanding Section 5.2.

     The amount of Sellers' liability for increased taxes assessed by tax audit (and not otherwise provided for) shall be reduced by the net present value (based on a discount rate of 6%) of any advantage or benefit to the Purchaser corresponding with such additional tax assessment, such as tax savings due to prolongation of the depreciation period or requalification of business expenses as deductible costs. Tax refunds for tax periods up to the Closing Date shall be netted with tax assessments.

     The Sellers may, in accordance with the above provisions, set off any increased earnings for prior periods determined upon a tax audit against their obligations under other representations and warranties. The Sellers shall reimburse the purchaser, or at the Purchaser's direction, the Company, for all additional tax payments which must be made on account of the additional earnings as stated above.



6.3 Irrespective of the provisions in Section 6.1 above, the Sellers will hold the Company harmless from any liabilities if such liabilities have been caused by business transactions, facts, actions or omissions in the period up to December 31, 1996 and which, contrary to generally accepted accounting principles applicable in Germany are not, or are not adequately reflected as liabilities or reserves in the Company's December 31, 1996 balance sheet or have not been or were not completely accrued therein.



6.4 In the event that receivables shown in the Company's balance sheet as at December 31, 1996 are not paid by the respective debtor by June 30, 1997, the Sellers shall reimburse the Company for the deficiency and interest against assignment of the individual receivables to the Sellers against payment of the net book value by the

     Sellers to the Purchaser if the accruals on such balance sheet related to accounts receivables have been exhausted.



6.5 In the case of third-party claims, the Purchaser shall give the Sellers timely opportunity to defend the claims and protect their interests. At the request of the Sellers and at the Sellers' expense, the Purchaser shall cause the company to take legal action against suppliers and government agencies. This requirement shall not apply to customers and employees of the Company. If the Purchaser's notice is not timely, the Sellers may deduct the damages, if any, occasioned by the delay from damages payable to the Purchaser.



6.6 The Purchaser and/or the Company shall not be entitled to any claim for breach or nonfulfillment of representations or warranties pursuant to the above provisions, if the amount of damage or disadvantage of the aggregate of such individual claims does not exceed DM 50,000. If the aggregate amount does exceed DM 50,000 and the operating earnings as finally determined pursuant to Section 3.4 are less than DM 5.95 Million, the claim for the full amount of all such claims shall be permissible. If the operating earnings as finally determined pursuant to Section 3.4 are 5.95 Million or more, a claim for the amount by which all claims in the aggregate exceeding DM 50,000 shall be permissible.

6.7 If the operating profit finally determined pursuant to Section 3.4 is in excess of DM 5.8 Million, the Sellers may set off any such excess against their liabilities for breach of representations and warranties.



6.8  The total of all such claims shall not exceed DM 15 Million.



6.9 Sections 6.1 - 6.8 above shall not operate as a limitation or exclusion of the statutory claims and rights of the Purchaser. Section 5.2 shall apply accordingly.



     6.9.1 Prior to the Closing Date, the Purchaser shall only be entitled to rescind or cancel this Agreement if there is a material adverse change respecting the Company. The following shall comprise a material adverse change:



               a) a change in the legal circumstances affecting the Company or the shareholders within the meaning of Section 4.1;

               b) a change in the contractual circumstances within the meaning of Section 4.2, such that there is a diminution of operating profit of the Company of at least DM 500,000;

               c) the termination or withdrawal for any reason of the managing director;

               d) entering into contracts with affiliates withing the meaning of Section 4.2.12;

               e) acquisition of participations within the meaning of Section 4.2.13;

               f)  the loss of concessions or permits within the meaning of
                   Section 4.6;

               g) lawsuits against the Company with an amount at issue totaling more than DM 5 Million, except as to vexatious suits (the burden of proof as to the vexatious nature of such suits resting on the Sellers) or to the extent covered by insurance;

               h)  sale of real estate within the meaning of Section 4.8;

               i) violation of contractual duties by the Sellers which amount to fraud.



          The Sellers shall promptly notify the Purchaser in writing of the occurrence of any of the forgoing circumstances. The failure to so notify shall be deemed to be fraud within the meaning of this Agreement.



          If the conditions for rescission pursuant to Sections 6.9.1 b), c) (solely in the case of the death or cessation of employment due to disability of the managing director) or g), the Sellers may give notice to the Purchaser requiring the Purchaser to elect whether to rescind in the 14 days following the notice. If the Purchaser does not exercise its right of rescission within such period, the Purchaser may not make a claim for breach of representations and warranties on such circumstances.



          6.9.2 After the Closing Date, the Purchaser may only rescind the agreement if the violation of contractual duties amounts to fraud.



6.10 The above obligations of the Sellers vis-a-vis the Company shall be deemed an agreement for the benefit of third party beneficiaries (echter Vertrag zugunsten Dritter).



6.11 The Purchaser agrees to pay a contractual penalty of DM 3.5 Million in the event the Purchase Price pursuant to Sections 3.1 - 3.3 is not paid (except in the case of rescission), which shall be payable without the requirement of proving further damages. To secure the penalty, the Purchaser shall on or before October 25, 1996 deliver to the Sellers an Original of the bank guaranty from Citibank AG in substantially the form of EXHIBIT 6.11 - BANK GUARANTY in the amount of DM 3.5 Million. If this bank guaranty is not timely delivered, the Sellers shall have a right of rescission until November 5, 1996. The bank guaranty shall be delivered to the Notar authenticating this contract against payment of the purchase price pursuant to Section 3.3.



7    SURVIVAL OF REPRESENTATIONS AND WARRANTIES



7.1 All representations and warranties and obligations of the Sellers contained herein and all rights of the Purchaser and the Company against the Sellers under this Agreement for nonperformance or noncompliance with representations and warranties under this Agreement shall survive as follows:



     7.1.1 Rights of the Purchaser against the Sellers with respect to tax liabilities shall be subject to a limitation period ending ("verjahren") 6 months after the date of the final non-appealable assessment of each particular tax liability, which may arise as a result of an investigation by the tax authorities and any potential subsequent litigation. All other rights of the parties against each other shall terminate ("verjahren") on September 30, 1998.



     7.1.2 Expiration of expressly asserted concrete rights of the parties against each other shall be interrupted by a written request for performance and/or a written notification of those rights, provided however, that the claiming party must commence litigation pursuant to Section 12.9 against the other party in order to retain the claim within a period of 6 months from the date the request for performance has been made.



8    NON-COMPETE



8.1 The Sellers agree that for a period of 5 years from the Closing Date, they will refrain from competing with the Company in their current geographical and business areas of activities, in particular from taking any direct or indirect interests in any competing enterprise or furthering the activities of any competing enterprise by any act. Excluded therefrom shall be the acquisition for purposes of investment of not more than 5% of the issued shares of any company or companies quoted on a stock exchange. The Sellers will in particular refrain from advising existing or future customers of the Company in their dealings with the Company for a period of 5 years from the date of this Agreement.



8.2 In the event of any contravention of the restrictions not to compete pursuant to Sec. 8.1, the respective Sellers violating the Non-Compete shall pay to the Purchaser a contractual penalty of DM 100,000 in respect of each contravention.

8.3 Should the contravention continue despite written demand to desist from the Purchaser, a further contractual penalty of DM 500,000 shall be payable for each month in which the contravention continues. Claims of the Purchaser for further damages or for an order restraining future contravention shall not be affected thereby.



9    MERGER CONTROL



     The parties shall without undue delay after the authentication of this Agreement notify the Federal Cartel Office of the merger contemplated herein according to (S) 23 of the Act against Restriction of Competition
     (GWB). Each party shall furnish the information and responses as required.



10   BANK GUARANTY



10.1 The Sellers shall provide the Purchaser at Sellers' sole expense with their individual irrevocable bank surety bond/2/ or guaranty from a German bank in the total face amount of DM 1.5 Million (in each case proportional to the amount of purchase price they receive) which shall be in force from the Closing Date until December 31, 2001 guarantying the full and punctual payment of any amounts due by Sellers, or any of the

-------------------
/2/ Translator's note: the German term is Burgschaft, roughly comparable to a surety bond, in that the bank can assert defenses from the underlying transaction. Cf. the guaranty in Section 6.11, which calls for an independent guaranty of the bank.

     Sellers, to Purchaser, including, without limitation, any amounts payable by reason of a breach of the representations and warranties or other contractual duties. The costs of the surety bond or guaranty shall be borne by Sellers. Before calling the guaranties, or surety bonds, as the case may be, the Purchaser shall use good faith efforts to come to an amicable solution with the Sellers. After expiration of the warranty period, the Sellers are entitled to reduce the amount of the bank guaranties and surety bonds to a total of DM 750,000, except to the extent that pending claims which are the subject of a lawsuit or are about to be the subject of a lawsuit, exceed DM 750,000.


10.2 The Stiftung has delivered to the purchaser a letter from the Sparkasse Zollernalb dated as of September 26, 1996, pursuant to which the Stiftung has irrevocably ordered the Sparkasse Zollernalb to issue a surety bond for the Stiftung, which conforms the requirements of Section 10.1. The Stiftung is required to cause the original surety bond in the amount of DM 550,000 pursuant to Section 10.1 to be delivered to the Purchaser no later than January 15, 1997.



10.3 The Seller Alexandra von Rohr and Herr Dr. Alard von Rohr shall, on or before December 20, 1996, deliver original bank guaranties/3/ meeting the requirements of Section 10.1. If the Purchaser has not received such original bank guaranties by December 20, 1996, the Purchaser may deduct pro rata the face amount of the guaranty pursuant to Section 10.1 from the purchase price payable pursuant to

--------------
/3/ In this case, a guaranty, not a Burgschaft.

     Sections 3.1 - 3.3 to the Sellers Alexandra von Rohr and Dr. Alard von Rohr. If the original bank guarantees are later delivered by the Sellers Alexandra von Rohr and Dr. Alard von Rohr or if no claims for representations and warranties have been set off against such amount, at the latest on December 31, 2001, the Purchaser shall promptly pay the amount of the Purchase Price so held back.


11   CONDITIONS



11.1 Condition Subsequent

     Except for the provision for the contractual penalty in the amount of DM
     3.5 Million pursuant to Section 6.11, which is not subject to a condition, this contract is made subject to the condition subsequent that the Purchase Price pursuant to Section 3.1 is paid no later than January 15, 1997. The condition subsequent shall only fail if the Purchaser is in default.



11.2 Condition Precedent

     The transfer of shares of the Company to the Purchaser is subject to the condition precedent that the Purchase Price pursuant to Sections 3.1 - 3.3 is paid. If the Sellers are in default in accepting payment, (S) 162 (1) BGB shall apply.

12   COSTS AND OTHER MISCELLANEOUS PROVISIONS



12.1 After the Closing Date and satisfaction of the condition precedent pursuant to Section 11.2 of this agreement, the parties shall inform the employees (and subsequently the business partners of the Company and the public) of the forthcoming changes of the ownership in the Company. Prior to this date, the fact of the execution of this agreement and the upcoming transfer of shares may only be publicized to the extent required by law or mandatory stock exchange rules or procedures. Except as so required or for communications within the Pinkerton group and its advisers under a professional duty to maintain confidentiality, the Purchaser and its group companies shall in no case make any statements concerning the execution of this agreement, the purchase price, sales and earnings of the Company. The Purchaser shall cause other members of the Pinkerton group and their advisers to comply with this provision, and the Sellers shall be responsible for insuring that the publication does not occur through employees of the company.



12.2 In addition to the foregoing, the Sellers agree to provide to the Purchaser all necessary information and to cooperate with respect to business matters and transactions which are necessary for the carrying out of this Agreement. The Sellers undertake in particular to deliver to the Purchaser all the business documents and files relating to the Company and answer fully all questions of the Purchaser with respect to the business of the Company relating to the periods prior to the Closing Date. The Purchaser undertakes to provide the Sellers with all information and the right to inspect all records insofar as such is necessary for handling of tax matters of the Sellers and/or rights and obligations of the Sellers under this Agreement.



12.3 The Notar authenticating this Agreement shall notify the parties of the satisfaction of the conditions set forth in Section 11 of this Agreement. In addition, the Notar shall advise the Sellers promptly when the certified checks or bank checks of the Purchaser for the purpose of paying the Purchase Price within pursuant to Sections 3.1 - 3.3 arrive. The parties hereby irrevocably instruct the Notar to deliver the checks against return by the Sellers of the Purchaser's bank guaranty.





12.4 The costs and expenses of authentication ("Beurkundung") of the Notar authenticating this Agreement shall be borne by the Purchaser. In all other respects, unless this Agreement provides otherwise, each party shall bear its own costs and expenses; this shall apply in particular to the costs and expenses of its advisors and brokers.



12.5 Any notices and other communications in connection with this Agreement shall be in writing and shall be delivered or sent by messenger (with receipt), registered mail or telefax (with confirmation copy per registered mail or messenger, if the messenger provides a receipt) to the following addresses or such other addresses as the parties may hereinafter notify each other:

     12.5.1    If to Sellers
               Dr. Alard von Rohr
               Tannenbergallee 30
               14055 Berlin
               FAX: 030-34 38 44 57

and

               Stiftung fur Kriminalpravention -
               Klaus Stullenberg - gemeinnutzige GmbH
               Regerstr. 2/2
               72336 Balingen
               FAX: 07433-22 192



     12.5.2    If to Purchaser and/or the Company
               Pinkerton's GmbH
               Geschaftsfuhrung
               Frankfurter StraBe 92
               65760 Eschborn
               FAX: 06196-92 93 10

and to

               Pinkerton, Inc.
               World Headquarters
               15910 Ventura Boulevard
               Suite 900
               Encino, CA 91436 - 2810
               USA
               Attention: General Counsel
               FAX: 001 818-380 8530



     The parties agree that notice by the Purchaser or the Company in connection with this contract to the Sellers set forth above is deemed to be notice to all Sellers.

12.6 To the extent that the Company has rights under this Agreement they shall be exercised by the Purchaser in its own name.



12.7 All Exhibits and Annexes to this Agreement constitute an integral part of this Agreement and were read aloud.



12.8 Change of and amendments to this Agreement shall be invalid unless made in writing or by notarial form.



12.9 This Agreement shall be governed by the laws of the Federal Republic of Germany. The sole jurisdiction for resolution of disputes hereunder is Berlin.



12.10 In the event that one or several provisions of this Agreement shall be invalid or unenforceable, or if this Agreement is incomplete, the validity of and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case the parties hereto shall agree on a valid and enforceable provision or on provisions coming as close as possible in fulfilling the intent of this Agreement. If this agreement contains a gap, the gap shall be filled by the provisions which the parties would have intended, had they considered the matter.

IN WITNESS WHEREOF, this Share Purchase and Assignment Agreement, together with all exhibits, was read aloud by me, was approved by the undersigned in Basel this 10th of October, 1996, and was thereafter signed by them and by me and bears by notarial seal.



[signatures + seal]